

April 27, 2009

Adam Wasserman, Chief Financial Officer
Gold Horse International, Inc.
c/o Jin Ma Group Co., Ltd.
31, TongDao South Road, Huiming District
Hohot, Inner Mongolia
People's Republic of China

      RE: Gold Horse International, Inc.
            Form 10-K for the Fiscal Year Ended June 30, 2008
            Filed October 6, 2008
            File No. 000-30311

Dear Mr. Wasserman:

      We issued comments to you on the above captioned filings on February 26, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by May 11, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.
      If you do not respond to the outstanding comments by May 11, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

      If you have any questions regarding these comments, please direct them to Tracey McKoy, Staff Accountant or, in her absence Melissa Rocha, Staff Accountant, at (202) 551-3854 or, the undersigned Accounting Branch Chief at (202) 551-3355.

                    Sincerely,

                    Terence O'Brien
                    Accounting Branch Chief